[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

October 11, 2016

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Multistate Trust II
File Nos. 333-14729 and 811-07755

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on September 27, 2016, regarding the registration statement filed on Form N-1A for Nuveen Multistate Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on August 5, 2016, which relates to Nuveen California Intermediate Municipal Bond Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

PROSPECTUS

COMMENT 1 — COVER PAGE

Please provide the ticker symbols on the cover pages of the prospectus and statement of additional information and on EDGAR once you obtain them.

RESPONSE TO COMMENT 1

The ticker symbols have been added to the cover pages and will be included in the Rule 485(b) filing.

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Prior to going effective, please file on EDGAR a correspondence that includes all of the information in the “Annual Fund Operating Expenses” table. Please note for future filings that this information is material per Rule 405 of the Securities Act of 1933 and should be included in a Rule 485(a) filing.

RESPONSE TO COMMENT 2

The information for the “Annual Fund Operating Expenses” table has been provided in Appendix A.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please confirm supplementally that the fee waiver and/or expense reimbursement in the “Annual Fund Operating Expenses” table will be in effect for at least one year from the date of the prospectus. If not, please delete the references to the fee waiver and expense reimbursement from the “Annual Fund Operating Expenses” table and “Example” section.

RESPONSE TO COMMENT 3

Management confirms that the fee waiver and expense reimbursement will be in effect for at least one year from the date of the prospectus.

COMMENT 4 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

In the first sentence of this section, please clarify the meaning of “California personal income tax.”

RESPONSE TO COMMENT 4

In response to this comment, the first sentence has been revised to reference “California state personal income tax.”

COMMENT 5 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

In the last sentence of the first paragraph, please remove the phrase “attempt to” when discussing the weighted average maturity of the portfolio securities.

RESPONSE TO COMMENT 5

In response to this comment, the phrase “attempt to” has been replaced with “generally.”

COMMENT 6 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose the lowest rating the Fund may invest in and whether the Fund may invest in, as a principal investment strategy, bonds that are in default.

RESPONSE TO COMMENT 6

The Fund has no limitation on the lowest rating that it may invest in; however, management confirms that the Fund will not invest in defaulted bonds as a principal investment strategy.

COMMENT 7 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

If the Fund includes derivatives in its 80% policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, then please disclose where appropriate in the prospectus that such instruments would be valued at fair value or market value instead of notional value for purposes of the Fund’s 80% policy.

RESPONSE TO COMMENT 7

The requested disclosure has been added to the “More About Our Investment Strategies” section of the prospectus. Please see Appendix A.

COMMENT 8 — FUND SUMMARY — PRINCIPAL RISKS

In light of the Federal Reserve Board’s tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market, please consider including risk disclosure in the summary section and Item 9 disclosure addressing the possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact fixed income markets. Please see IM Guidance Update No. 2014-01.

RESPONSE TO COMMENT 8

Management believes that these risks have been addressed under, among others, “Interest Rate Risk” (e.g., “The Fund may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives”) and “Municipal Bond Market Liquidity Risk” (e.g., “Inventories of municipal bonds held by brokers and dealers have decreased in recent years, lessening their ability to make a market in these securities”), and, therefore, respectfully declines to add additional risk disclosures.

COMMENT 9 — FUND SUMMARY — PRINCIPAL RISKS

 Please consider disclosing the principal risks associated with investing in a new fund.

RESPONSE TO COMMENT 9

Management respectfully declines to add a new risk relating to the risks of investing in a new fund in the “Principal Risks” section. Management believes that the current risk disclosures adequately disclose the Fund’s principal risks.

COMMENT 10 — FUND SUMMARY — PRINCIPAL RISKS

In addition to “Municipal Bond Market Liquidity Risk” and “Municipal Lease Obligations Risk,” please disclose the general risks associated with municipal securities.

RESPONSE TO COMMENT 10

Management believes the current disclosures are appropriate and respectfully declines to add additional risk disclosures. Municipal securities are subject to all of the risk disclosures concerning debt securities already included in this section (e.g., “Call Risk,” “Credit Risk,” “Income Risk,” “Interest Rate Risk,” “Valuation Risk,” etc.) and risks that are unique to municipal securities are disclosed under “Political and Economic Risks,” which will be renamed to “Municipal Securities Risk.”

COMMENT 11 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please describe the principal strategies related to investing up to 20% in high yield bonds and to futures and swaps in this section.

RESPONSE TO COMMENT 11

The third paragraph of this section states that “[t]he Fund’s principal investment strategies are discussed in the ‘Fund Summary’ section” and the Fund’s principal investment strategies regarding high yield bonds, futures and swaps are detailed in that section. Part C.3(a) of the General Instructions to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Because the Fund’s principal investment strategies regarding these investments are adequately disclosed in the summary section and such information does not need to be repeated, Management respectfully declines to add the requested disclosures.

COMMENT 12 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

In the sixth paragraph under “Municipal Obligations,” in order to include municipal bonds of U.S. territories in the Fund’s 80% policy, please clarify that the bonds must be exempt from California state income taxes.

RESPONSE TO COMMENT 12

The disclosure has been revised as requested in response to this comment.

COMMENT 13 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please confirm supplementally that the Fund will treat instruments that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 or that are investment pools excluded from the definition of investment company and are privately offered as illiquid securities. If not, please provide the data requested on June 24th in connection to the Class R6 shares filings.

RESPONSE TO COMMENT 13

Please see the response letter filed on October 11, 2016 addressing the June 24th request concerning the Class R6 shares filings.

COMMENT 14 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Because the Fund may invest up to 20% of its net assets in money market funds, please confirm supplementally that the acquired fund fees and expenses will not exceed 0.01% of the average net assets of the Fund or include the acquired fund fees and expenses line item in the “Annual Fund Operating Expenses” table.

RESPONSE TO COMMENT 14

Management confirms that the acquired fund fees and expenses will not exceed 0.01% of the average net assets of the Fund

COMMENT 15 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Because the Fund invests in underlying funds, the Fund may not ignore the investments of the underlying funds when determining compliance with Rule 35d-1 under the Investment Company Act of 1940. Please include disclosure that the Fund will consider the investments of the underlying funds when determining compliance with its Rule 35d-1 policy.

RESPONSE TO COMMENT 15

The disclosure added in response to comment 7 and the disclosure in the statement of additional information regarding the Fund’s Rule 35d-1 policy states: “The Fund may consider both direct investments and indirect investments (e.g., investments in other investment companies, derivatives and synthetic instruments with economic characteristics similar to the direct investments that meet the Name Policy) when determining compliance with the Name Policy.” Moreover, the first sentence under the “Investment Companies and Other Pooled Investment Vehicles” section states: “As a non-principal investment strategy, under normal market conditions, the Fund may invest up to 10% of its total assets in securities of other open-end or closed-end investment companies, including exchange-traded funds (“ETFs”), that invest primarily in municipal securities of the types in which the Fund may invest directly.” (emphasis added) Consequently, Management believes that the requested disclosure is included in the prospectus and statement of additional information.

COMMENT 16 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Please summarize the first sentence under the “Short-Term Investments and Cash Equivalents” section in the summary section.

RESPONSE TO COMMENT 16

The disclosure has been revised as requested in response to this comment.

COMMENT 17 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

The summary section disclosure states that California’s credit rating is among the worst of any state in the country. Please discuss the risks relating to this fact in the Item 9(c) disclosure.

RESPONSE TO COMMENT 17

California’s credit rating has been raised by multiple credit rating agencies several times over the last seven years such that Management no longer believes the referenced summary section disclosure is applicable and it has been removed.

COMMENT 18 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Please define the phrase “Nuveen Defined Portfolios.”

RESPONSE TO COMMENT 18

The disclosure has been revised to add the following definition: “(unit investment trusts offered through Nuveen Securities, LLC prior to March 1, 2002).”

COMMENT 19 — GENERAL INFORMATION — DIVIDENDS, DISTRIBUTIONS AND TAXES

Please disclose whether shareholders may be subject to California local taxes.

RESPONSE TO COMMENT 19

The first two sentences under “Taxes and Tax Reporting” have been revised to state: “Because the Fund invests primarily in municipal bonds from the state of California, the regular monthly dividends you, if you are a taxpayer in that state, receive will generally be exempt from regular federal and California state personal income taxes. All or a portion of these dividends, however, may be subject to the federal and state alternative minimum tax.”

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 20 — INVESTMENT RESTRICTIONS

Restriction number (8) states that municipal obligations issued by governments or political subdivisions of governments are not subject to the Fund’s concentration restriction. Please clarify that this exemption is only applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments.

RESPONSE TO COMMENT 20

The disclosure has been revised as requested in response to this comment by adding disclosure to the seventh paragraph under this section. Please see Appendix A.

COMMENT 21 — INVESTMENT RESTRICTIONS

Please add disclosure indicting that the Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.

RESPONSE TO COMMENT 21

The disclosure has been revised as requested in response to this comment by adding disclosure to the seventh paragraph under this section. Please see Appendix A.

COMMENT 22 — INVESTMENT RESTRICTIONS

In the paragraph discussing the Fund’s Name Policy, please change “California personal income tax” to “California state income tax,” if correct.

RESPONSE TO COMMENT 22

The phrase has been revised to: “California state personal income tax.” “Personal” is necessary to distinguish this tax from California state corporate income tax.

COMMENT 23 — INVESTMENT POLICIES AND TECHNIQUES — MUNICIPAL BONDS AND OTHER MUNICIPAL OBLIGATIONS

In the first sentence of this section, please change “California personal income tax” to “California state income tax,” if correct.

RESPONSE TO COMMENT 23

The phrase has been revised to: “California state personal income tax.” “Personal” is necessary to distinguish this tax from California state corporate income tax.

COMMENT 24 — MANAGEMENT — BOARD COMPENSATION

The estimated aggregate compensation for the directors is provided for a fiscal period that is less than a full year. Please provide an annualized estimated aggregate compensation in order to provide the information for a full fiscal year as required by instruction 2 to Item 17(c)(1) of Form N-1A.

RESPONSE TO COMMENT 24

Management respectfully declines to provide an annualized estimated aggregate compensation for the first fiscal year. Form N-1A requires the disclosure for the fiscal year, however, it requires estimated future payments for the current fiscal year if the Fund has not completed its first full year. Once the Fund crosses over its fiscal year end, it will disclose the payment for its first fiscal year, which is less than a full year. Consequently, Management believes that the estimated payments for the first fiscal period, which is less than a full year, should be disclosed because the Fund will disclose the amounts paid for that fiscal period once the first fiscal year end has been crossed.

COMMENT 25 — SERVICE PROVIDERS

As required by Item 19(a)(3) of Form N-1A, please describe the method of calculating the advisory fee payable by the Fund, including the expense limitation.

RESPONSE TO COMMENT 25

Disclosure regarding the rate of the advisory fee and the expense limitations on the advisory fee is included under “How We Manage Your Money – Management Fees” in the prospectus. General Instructions C(2)(b) to Form N-1A states: “The Fund should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensive as a document independent of the prospectus.” Consequently, Management respectfully declines to revise the disclosure in the statement of additional information.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren